April 26, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention:  Ms. Megan Miller and Ms. Ashley Vroman-Lee

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Owl Rock Capital Corporation II

Post-Effective Amendment No. 9 to Registration Statement on Form N-2 (File No. 333-213716)

Dear Ms. Miller and Ms. Vroman-Lee:

On behalf of Owl Rock Capital Corporation II (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on April 4, 2019 and April 22, 2019, regarding the Company’s Post-Effective Amendment No. 9 to the Registration Statement on Form N-2 (File No. 333-213716) (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as filed with the SEC on March 12, 2019.  The Staff’s comments are set forth below and are followed by the Company’s responses. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Prospectus.

Accounting Comments

1.                                      Comment: On a supplemental basis, please provide the calculation for asset coverage.

Response: The Company’s calculation for asset coverage, which is being provided to the Staff on a supplemental basis, is:

(as of December 31, 2018) SEC SECTION 61(a) — 200% ASSET COVERAGE
Total Debt (Existing Secured Borrowings plus unsettled investments)	$313,751
Total Assets (less liabilities and indebtedness not represented by senior securities	$751,961
Must be greater than 200%	239.67%

2.                                      Comment: The Company’s financial statements include a $5.3 million of payables to affiliates. Going forward, please include additional information with respect to this payable in the notes to the financial statements.

Response: The Company represents to the staff that on a going forward basis it will provide additional detail about such payables in the notes to the Company’s financial statements.

3.                                      Comment: In the statement of changes in net assets, amounts from prior years were

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland.  For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

consolidated for comparative purposes but were not footnoted and therefore do not adhere to the Staff’s view from the December 20, 2018 Investment Company Expert Panel Meeting.  Please explain why the Company chose to present that statement of changes in net assets and statement of assets and liabilities in this format given the Staff’s guidance.  In addition, please confirm the auditors are okay with this approach.

Response: The Company respectfully believes it adheres to the disclosure requirements pursuant to Regulation S-X. The Company notes footnote 10 of the financial statements details the components of total distributable earnings on a tax basis as of December 31, 2018 and 2017. The Company concluded that the components of total distributable earnings on a tax basis as of December 31, 2017 were not materially different from the components of total distributable earnings on a book basis as of December 31, 2017.  In 2017 the Company notes substantially all distributions were from net investment income. The Company confirms to the Staff that on a going forward basis it will comply with the Staff’s view. The Company confirms to the Staff that KPMG LLP, the Company’s independent registered accounting firm, has reviewed this disclosure.

4.                                      Comment: In future filings, please include all relevant disclosure required by footnote 8 of Regulation S-X 12-12 with respect to restricted securities in the Company’s Schedule of Investments.

Response: The Company represents to the Staff that on a going forward basis, it will include all relevant disclosure required by footnote 8 of Regulation S-X 12-12 with respect to restricted securities in the Company’s Schedule of Investments

5.                                      Comment: In “Note 6, Debt”, please provide more specificity as to which LIBOR is used (1, 3 or 6 months etc.).

Response:  The Company respectfully advises the Staff on a supplemental basis that the LIBOR tenor of its Debt varies, it is all currently at the 3-month LIBOR rate.

Legal Comments

6.                                      Comment: Please provide the name and contact information for the FINRA examiner.

Response:  The Company advises the Staff on a supplemental basis that the Company’s contacts at FINRA are Chris Morley or Gabriela Aguero who may be reached at 240-386-4623.

7.                                      Comment: On the cover page of the Registration Statement, the Company indicates that its target credit investments will “generally range in size between $10 million and $125 million.”  Are there any investments outside of this range?  If there are not, please consider revising the disclosure to be more definitive.

Response:  The Company represents to the Staff on a supplemental basis that as of December 31, 2018, there were 27 investments below $10 million commitment.  At such time as a majority of the Company’s target credit investments are within the indicated range, the Company will revise the disclosure to be more specific.

8.                                      Comment: On page 4 of the Registration Statement, the Company notes that it may take seek board or shareholder approval and be subject to a reduced asset coverage ratio.  Please clarify the Company’s intention is with regard to leverage.  Does the Company intend to see board or shareholder approval to reduce its asset coverage ratio?

Response:  The Company has revised the disclosure on page 4 to clarify that at this time the Company’s board of directors has not determined to reduce the Company’s asset coverage ratio.

9.                                      Comment: On page 4, in the discussion of the Company’s distribution policy, please disclose what percent of the Company’s recent distribution was a return of capital.

Response:  The Company confirms to the Staff that none of its most recent distribution was a return of capital.  The Company has added this disclosure as requested by the Staff.

10.                               Comment: On page 8 and throughout the document, please disclose the Company’s intention with respect to LIBOR borrowings.  Please add potential risks and appropriate disclosure throughout.

Response:  On page 8 and throughout the document, the Company has added additional disclosure as requested by the Staff.

11.                               Comment: On page 13, under structure of investments, please explain what opportunistic investments are.

Response:  The Company has revised the disclosure on page 8 and throughout the document to explain what opportunistic investments are.

12.                               Comment: On page 13 and throughout the document, please disclose that high yield bonds are considered junk bonds.

Response:  The Company’s has added the disclosure requested by the staff on page 13 and throughout the document.

13.                               Comment: Disclosure with respect to the waivers referenced in footnote 7 to the fees and expense table indicates that the Adviser can recoup fees waived; however, disclosure in the financial highlights indicates that there is recoupment. Please clarify and if fees can be recouped, clarify that any such repayment will not cause the expense ratio to exceed both (x) the expense cap in effect at time of waiver and (y) expense cap in effect at time of recapture.

Response:  The Company respectfully advises the Staff that footnote 7 to the fees and expense table is referring to the June 8, 2018 waiver in which the Adviser agreed, at all times prior to the date of the closing of a liquidity event, to waive (A) any portion of the management fee that is in excess of 1.50% of our gross assets, excluding cash and cash-equivalents but including assets purchased with borrowed amounts at the end of the two most recently completed calendar quarters, calculated in accordance with the Investment Advisory Agreement, (B) any portion of the incentive fee on net investment income that is in excess of 17.5% of our pre-incentive fee net investment income, which shall be calculated in accordance with the Investment Advisory Agreement but based on a quarterly preferred return of 1.50% per quarter and an upper level breakpoint of 1.818%, and (C) any portion of the incentive fee on capital gains that is in excess of 17.5% of our realized capital gains, if any, on a cumulative basis from inception through the end of such calendar year, net of all realized capital losses and unrealized capital depreciation on a cumulative basis, minus the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with U.S. GAAP. Any fees waived pursuant to the June 8, 2018 waiver are not subject to recoupment. The Company has added disclosure to footnote 7 to the fees and expense table to confirm that such waived fees are not subject to recoupment.

14.                               Comment: Page 33, in the discussion of the SPV Asset Facility please include disclosure relating to LIBOR as requested in Comment 10 above.

Response:  As noted in the response to Comment 10 above, the Company has added the disclosure requested by the Staff.

15.                               Comment: On page 49 in the risk factor that states “Our Adviser’s liability is limited under the Investment Advisory Agreement, and we are required to indemnify our Adviser against certain liabilities, which may lead our Adviser to act in a riskier manner on our behalf than it would when acting for its own account,”  please disclose that neither the Adviser nor its investment employees can be indemnified for liability resulting from conduct set forth in Section 17(i) of the Investment Company Act of 1940.

Response:  The Company has added the disclosure as requested by the Staff.

16.                               Comment: On page 49 in the risk factor that states “Our Adviser’s liability is limited under the Investment Advisory Agreement, and we are required to indemnify our Adviser against certain liabilities, which may lead our Adviser to act in a riskier manner on our behalf than it would when acting for its own account,” the last sentence, says “these protections may lead the adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account.”  Please disclose this earlier in the document.

Response: The Company has added this disclosure to page 7 of the registration statement as requested by the Staff.

17.                               Comment: On page 51, under equity investments there is disclosure that the Company may acquire convertible instruments, please disclose if the fund will invest in contingent convertible highbred securities and if yes, please include applicable risks.

Response:  The Company advises the Staff on a supplemental basis that as of the date of this letter the Company has not invested in contingent convertible securities.  If in the future the Company determined to invest in contingent convertible securities it will add applicable risks to its disclosure.

18.                               Comment: Also on page 51, clarify that below investment grade securities are often referred to as “junk.”

Response: The Company has added the disclosure as requested by the Staff.

19.                               Comment: Page 193 states that the Company intends to operate as a non-diversified investment management company but that the Company is currently and may, from time to time, in the future, be considered a diversified management investment company pursuant to the definitions set forth in the 1940 Act. Note that if the Company remains diversified for three years, a shareholder vote will be required.

Response:  The Company acknowledges that pursuant to Section 13(a)(1) of the 1940 Act, a registered investment company may not change its subclassification from diversified to non-diversified without a shareholder vote.  However, the Company respectfully suggests to the Staff that because Section 13(a)(1) of the 1940 Act is not applicable to business development companies, such as the Company, the Staff’s requirement that an investment company that registers as a nondiversified company but operates as a diversified company for three years is a de facto diversified company and cannot operate again as a nondiversified fund without a shareholder vote is also not applicable to the Company.

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Do not hesitate to contact me at (202) 383-0218 or Kristin Burns at (212) 287-7023 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus